FORM 5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


             |_| Check this box if no longer subject to Section 16.
                   Form 4 or Form 5 obligations may continue.
                              See Instruction 1(b).

                          |_| Form 3 Holdings Reported

                        |_| Form 4 Transactions Reported



1.   Name and Address of Reporting Person*:      Cuminale    James       W.
                                                -------------------------------
                                                 (Last)     (First)    (Middle)

                                      PanAmSat Corporation One Pickwick Plaza
                                    -------------------------------------------
                                                     (Street)

                                          Greenwich    Connecticut     06830
                                          -------------------------------------
                                            (City)      (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol:

          PanAmSat Corporation (SPOT)

3.   IRS or Social Security Number of Reporting Person  (Voluntary):

4.   Statement for Month/Year:

         12/31/98

5.   If Amendment, Date of Original:
      (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

_____  Director

__X__  Officer (give title below)

_____  10% Owner

_____  Other (specify below)

          Senior Vice President and General Counsel


7.   Individual or Joint/Group Filing (Check Applicable Line)

__X__  Form filed by One Reporting Person

_____  Form filed by More than One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.   Title of Security:
      (Instr. 3)

a.    Common Stock, par value $0.01 per share ("Common Stock")(1)
b.    Common Stock

2.   Transaction Date:
      (Month/Day/Year)

a.     07/10/98
b.

3.   Transaction Code:
      (Instr. 8)

a.      A
b.

4.   Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

      Amount       (A) or (D)       Price

a.      9,700 (2)         A
b.

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year:
      (Instr. 3 and 4)

a.     11,700
b.        276

6.   Ownership Form:   Direct (D) or Indirect (I):
      (Instr. 4)

a.      D
b.      I

7.   Nature of Indirect Beneficial Ownership:
      (Instr. 4)

a.
b.    By PanAmSat Corporation Retirement Savings Plan

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)

     Employee Stock Options (right to buy) (1)

2.   Conversion or Exercise Price of Derivative Security:

     $39.00

3.   Transaction Date :
      (Month/Day/Year)

     01/21/98

4.   Transaction Code:
      (Instr. 8)

          A

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

       (A)                 (D)
     25,000


6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

       Date Exercisable             Expiration Date
          (3)                           01/21/08


7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

      Title                Amount or Number of Shares
    Common Stock                 25,000


8.   Price of Derivative Security:
      (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Year:
      (Instr. 4)

          25,000

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):
       (Instr. 4)

            D

11.  Nature of Indirect Beneficial Ownership:
       (Instr. 4)


Explanation of Responses:
(1) Reflects restricted shares of Common Stock acquired pursuant to the 1997 Long Term Stock Incentive Plan of PanAmSat Corporation.
(2) The restricted stock units vest in four (4) equal installments commencing July 10, 1998 and each anniversary thereafter.
(3) The options become exercisable in equal annual installments over three (3) years commencing January 21, 1999.


                                            James W. Cuminale

** Intentional misstatements or            /s/ James W. Cuminale
   omissions of facts constitute           -----------------------
   Federal Criminal Violations.            ** Signature of Reporting Person
   See 18 U.S.C. 1001 and
   15 U.S.C. 78ff(a).

                                           Date: 02/15/99


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.